SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Results of operations for the six months ended September 30, 2006 reported by Kubota Corporation (Tuesday, November 7, 2006)

2.	Notice on interim dividend (Tuesday, November 7, 2006)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone :	+81-6-6648-2645
Facsimile :	+81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, NOVEMBER 7, 2006)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2006 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 7, 2006 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2006.

Note: THIS PRESS RELEASE REPLACES THE SEMIANNUAL REPORT.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Six months ended Sept. 30, 2006			% (*)	Six months ended Sept. 30, 2005	% (*)	Year ended Mar. 31, 2006
Net sales	¥ $	549,039 [4,652,873	]	10.6	¥496,229	11.3	¥1,051,040

Operating income	¥ $	71,011 [601,788	]	18.7	¥59,810	17.1	¥113,500
% of net sales		12.9%			12.1%		10.8%

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	76,727 [650,229	]	17.3	¥65,384	14.4	¥140,406
% of net sales		14.0%			13.2%		13.4%

Net income	¥ $	44,332 [375,695	]	16.1	¥38,182	(30.3)	¥81,034
% of net sales		8.1%			7.7%		7.7%
Net income per ADS (5 common shares)
Basic	¥ $	171 [1.45	]		¥147		¥311

Diluted	¥ $	171 [1.45	]		¥144		¥308

Notes. 1 :	(*) represents percentage change from the corresponding previous period.

Notes. 2 :	Weighted-average number of shares outstanding during the six months ended September 30, 2006	1,297,876,807
	Weighted-average number of shares outstanding during the six months ended September 30, 2005	1,302,951,678
	Weighted-average number of shares outstanding during the year ended March 31, 2006	1,304,097,050

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Sept. 30, 2006			Sept. 30, 2005	Mar. 31, 2006
Total assets	¥ $	1,460,996 [12,381,322	]	¥1,270,050	¥1,405,402

Shareholders’ equity	¥ $	625,557 [5,301,331	]	¥557,605	¥606,484

Ratio of shareholders’ equity to total assets		42.8%		43.9%	43.2%

Shareholders’ equity per ADS	¥ $	2,416 [20.47	]	¥2,119	¥2,334

Notes to financial position:

Number of shares outstanding as of September 30, 2006	1,294,709,717
Number of shares outstanding as of September 30, 2005	1,315,723,028
Number of shares outstanding as of March 31, 2006	1,299,487,964

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Six months ended Sept. 30, 2006			Six months ended Sept. 30, 2005	Year ended Mar. 31, 2006
Net cash provided by operating activities	¥ $	48,099 [407,619]		¥36,196	¥87,857

Net cash used in investing activities	¥ $	(38,452 [(325,864	) )]	¥(26,694)	¥(61,292)

Net cash provided by (used in) financing activities	¥ $	7,323 [62,059]		¥(487)	¥(10,186)

Cash & cash equivalents, end of period	¥ $	108,499 [919,483]		¥83,879	¥91,858

(4) 121 subsidiaries are consolidated, and 24 affiliated companies are accounted for under the equity method.

(5) Number of newly consolidated companies during the period	: 3
(5) Number of companies newly excluded from consolidated subsidiaries during the period	: 4

(5) Number of newly affiliated companies during the period	: 0
(5) Number of companies newly excluded from affiliated companies during the period	: 1

(6) Anticipated consolidated results of operations for the year ending March 31, 2007	(In millions of yen)

	Year ending March 31, 2007	Year ended March 31, 2006
Net sales	¥1,110,000	¥1,051,040

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥133,000	¥140,406

Net income	¥78,000	¥81,034

Basic net income per ADS for the year ending March 31, 2007 is anticipated to be ¥301.

Please refer to page 8-10 for further information related to anticipated results of operations mentioned above.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or increasing dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. Basic policy regarding reduction of trading unit of the Company’s stock

The Company is fully aware that reduction of trading unit of the Company’s stock might cause positive impacts on the diversity of shareholders and the liquidity of the Company’s stock. However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, and financial results of the Company.

4. Principal Business Policies for Medium- to Long-Term Growth in Profit

To attain further development in the medium-to-long term, as a growing, profitable, and stable company, the Company is giving priority to the following business policies.

(1) Accelerating Business Expansion in Overseas Operations

The primary engine driving the Company’s growth and the most important source of profit in the years ahead will be the overseas operations in Internal Combustion Engine and Machinery. The Company plans to move forward with plans for giving priority to investing resources in all aspects of these operations, including the development of new products, opening up peripheral markets, expanding production capacity and expanding its marketing network. With these plan the Company has made efforts to expand its business through strengthening the Kubota brand and increasing market share. The Company is committed to focusing its full efforts at an accelerated pace on continuing to expand these overseas operations by responding to the changing times agilely and appropriately.

In product development, the Company is combining its small-sized diesel engines, which are globally competitive, and its various top-level vehicle technologies, to aggressively move forward with the development and introduction of new models in the fields of tractors, construction machinery, rice-farming machinery, and utility vehicles (four-wheel multipurpose vehicles). The Company is also working to expand business domains by concentrating on supplying engines to other manufacturers and developing products for peripheral applications.

By region, the Company intends to expand its business worldwide further than ever before. In North America and the EU, mainstay of business in Internal Combustion Engine and Machinery, the Company devotes to strengthen its supply chains of products and services. In Asia, where growth is expected going forward, the Company is aggressively working to strengthen its manufacturing and marketing bases, especially in Thailand and China.

Also, in response to the rapid expansion in overseas activities, the Company is beginning to make capital investments in a broad range of locations in Japan and overseas to expand production capacity for engines, tractors, construction machinery, combines, and other products. A major issue for the time being will be to launch these investment projects as quickly as possible.

(2) Restructuring the Public Works Related Businesses

In the circumstance of continuously declining domestic public works spending, the public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment) of the Company are facing very severe conditions of their business. The Company regards the deterioration in the market for the public works related businesses as a structural issue and is aiming to restructure its activities in these areas in response to changes in the operating environment. For the countermeasure of price decline in the circumstance of decreasing budgets for public works, the Company is taking an aggressive approach to the challenges of restructuring by making drastic reductions in costs and dramatic improvements in productivity as well as implementing other policies to actively introduce changes that will make its operations more oriented toward the market and market mechanisms.

In Pipes, Valves, and Industrial Castings, the Company is achieving steady results as a result of implementing these policies and making progress toward improvements in profitability. However, in Environmental Engineering, conditions have deteriorated and competition has grown more intense than anticipated, and its efforts at restructuring and reform are still lagging behind the pace of change in the operating environment. Going forward, the Company attempt to enhance its competitiveness by taking changes of direction and rapidity in its business environments in advance. Furthermore, the Company intends to conduct a thorough analysis of the market environment, its resources, and its strengths and weaknesses. Also, while promoting thoroughgoing cost reductions based on the application of the manufacturing and development technologies the Company has accumulated in Internal Combustion Engine and Machinery, endeavoring to differentiate its products and services from those of competitors in terms of technology, strengthening its capabilities for making proposals to customers, and implementing other measures. The Company intends to devote its full efforts to shifting the focus of its activities to meeting private-sector demand and overseas business operations so that the Company might not be affected by negative impact from decrease of public works spending.

(3) Management Based on Corporate Social Responsibility (CSR)

To attain sustainable growth and development, the Company believes that it is necessary for the Company not only to aim to its growth on business continuously but also to meet various expectations and trust from each stakeholder on a constant basis. The Company must be a trusted member of the community contributing to and acting in harmony with society. Based on this fundamental awareness, the Company states management based on corporate social responsibility (CSR) as a principal management issue at highest priority, and intends to behave with strong awareness of CSR on every business activity.

The Company has reviewed its Corporate Mission Statement, Charter for Action, and Code of Conduct from a viewpoint of CSR, and, in the light of the demands of society today, the Company issued revised versions of these corporate statements in April 2006. Going forward, the Company plans to inform these corporate statements and put them into practice throughout all Group companies.

5. Items concerning its parent company

The Company has no parent company.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the six months under review

Net sales of the Company during the six months under review increased ¥52.8 billion (10.6%), to ¥549.0 billion from the corresponding period in the prior year.

Domestic sales decreased ¥4.7 billion (1.7%), to ¥274.8 billion from the corresponding period in the prior year. Sales in Internal Combustion Engine & Machinery slightly decreased owing to decreased sales of farm equipment, though sales of engines and construction machinery increased. Sales in Pipes, Valves and Industrial Castings decreased due to sales decline of industrial castings, although sales of ductile iron pipes and plastic pipes were almost same as the corresponding period in the prior year. On the other hand, sales in Environmental Engineering slightly increased and sales in Other remained at the same level as the corresponding period in the prior year.

Overseas sales increased ¥57.5 billion (26.5%), to ¥274.2 billion from the corresponding period in the prior year. In North America sales of tractors and engines increased steadily and sales of construction machinery grew largely. In Europe, sales of tractors, construction machinery and engines expanded. In Asia, sales of farm equipment for rice farming continued to increase largely. As a result, the percentage of overseas sales accounted for 49.9 % of net sales, 6.2 percentage points higher than the corresponding period in the prior year.

Operating income increased ¥11.2 billion (18.7%), to ¥ 71.0 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine & Machinery segment increased largely due to expansion of overseas sales and weaker yen exchange rate compared with the corresponding period in the prior year. Operating income in Pipes, Valves and Industrial Castings increased due to a reduction of costs and sales expansion of ductile iron pipes and industrial castings in overseas markets. Operating income in Environmental Engineering decreased due to profit deterioration resulting from price decline.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased ¥11.3 billion (17.3%), to ¥76.7 billion from the corresponding period in the prior year due to an increase in operating income. After ¥29.1 billion of income taxes (effective tax rate 37.9%) and ¥3.3 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the six months under review increased ¥6.2 billion (16.1%), to ¥44.3 billion from the corresponding period in the prior year.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery increased ¥51.1 billion (14.9%), to ¥394.6 billion from the corresponding period in the prior year, comprising 71.8 % of consolidated net sales. Domestic sales decreased ¥2.1 billion (1.5%), to ¥136.6 billion and overseas sales increased ¥53.3 billion (26.0%), to ¥258.0 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

In the domestic market, sales of farm equipment struggled due to declining number of farmers and reduction of farmers’ investment for farm equipment. The farmers’ investment behavior was affected by introduction of the new governmental agricultural policy that intends to cultivate farmers who forge the future of agricultural industry in Japan. Sales of construction machinery increased against a background of expansion of capital expenditures and brisk investment in rental companies. Sales of engines also increased steadily.

In overseas markets, sales of tractors increased steadily. In North America, new model of mid-sized tractors were launched. In Europe, sales of tractors also grew favorably. In Asia, sales of tractors in Thailand recorded significant expansion due to the continuing growth of the demand. Sales of combine harvesters in China continued large increase and sales of combine harvesters and rice transplanters in South Korea grew steadily.

As for construction machinery, sales in Europe expanded largely due to launching new models and aggressive sales campaign in strategic area. Sales in the US recorded significantly increase owing to growing demand for mini-excavator as well as increase in the market shares. Sales of engines increased due to brisk demand from major customers in North America and Europe.

2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings segment increased ¥1.3 billion (1.6%), to ¥83.9 billion from the corresponding period in the prior year, comprising 15.3 % of consolidated net sales. Domestic sales decreased ¥3.3 billion (4.6%), to ¥69.4 billion and overseas sales increased ¥4.7 billion (47.6%), to ¥14.5 billion. This segment consists of “pipes and valves” and “industrial castings”.

In the domestic market, the Company made efforts to maintain the sales by elaborated sales promotion and price-raising in spite of declining demand for ductile iron pipes and plastic pipes. As a consequence, sales of ductile iron pipes slightly decreased, and sales of plastic pipes remained at the same level as the corresponding period in the prior year. Sales of industrial castings decreased due to an absence of large shipment in ductile tunnel segment recorded during the corresponding period in the prior year.

Overseas sales increased largely due to the increase in export of ductile iron pipes to the Middle East and favorable sales of industrial castings such as reformer tube for petrochemical plants.

3) Environmental Engineering

Sales in Environmental Engineering increased ¥0.5 billion (2.1%), to ¥24.1 billion from the corresponding period in the prior year, comprising 4.4 % of consolidated net sales. Domestic sales increased ¥0.8 billion (3.7%), to ¥22.4 billion and overseas sales decreased ¥0.3 billion (15.7%) to ¥1.6 billion. This segment consists of environmental control plants and pumps.

In the domestic market, despite shrinking demand from public-sector and price deterioration caused by intensifying competition, sales of the Waste Engineering division increased and sales of pumps were almost even level compared with the corresponding period in the prior year. However, sales of the Water & Sewage Engineering decreased. In overseas markets, submerged membrane systems increased favorably, while sales of pumps decreased largely from the corresponding period in the prior year.

4) Other

Sales in Other decreased ¥0.2 billion (0.4%), to ¥46.5 billion from the corresponding period in the prior year, comprising 8.5 % of consolidated net sales. Domestic sales were ¥46.4 billion, which was the same level as the corresponding period in the prior year and overseas sales decreased ¥0.2 billion (56.1%), to ¥0.1 billion from the corresponding period in the prior year. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction and so forth.

Sales of vending machines and air-conditioning equipment increased favorably, but sales of electronic-equipped machinery remained at the same level as the corresponding period in the prior year. Sales of construction decreased largely due to the restructuring of Kubota Construction, which is a subsidiary of Kubota Corporation. Sales of condominiums increased while sales of septic tanks decreased.

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of September 2006 amounted to ¥1,461.0 billion, an increase of ¥190.9 billion from the end of the corresponding period in the prior year. As for assets, sales expansion caused large increases in notes and accounts receivable, inventories and short- and long-term finance receivables. Other investments also increased due to an increase in unrealized gains on securities. As for liabilities, trade notes payable and trade accounts payable increased. Interest-bearing debt also increased corresponding to an increase in short- and long-term finance receivables. In addition, deferred tax liabilities (other long-term liabilities) increased due to an increase in unrealized gains on securities and liquidation of a subsidiary. Shareholders’ equity substantially increased due to recorded net income and an increase in accumulated other comprehensive income centering on increase in unrealized gains on securities.

Total assets increased ¥55.6 billion compared with those at the end of March 2006. As for assets, inventories and short- and long-term finance receivables increased, and unrealized gains on securities decreased compared with those at the end of March 2006. As for liabilities, interest-bearing debt increased corresponding to an increase in short- and long-term finance receivables. Shareholders’ equity increased due to high level of net income in spite of a decrease in accumulated other comprehensive income on unrealized gains on securities. The shareholders’ equity ratio decreased by 0.4 percentage points to 42.8%. The total amount of interest-bearing debt increased by ¥18.7 billion to ¥352.9 billion, compared with those at the end of March 2006.

(2) Cash flows

Net cash provided by operating activities during the six months under review was ¥48.1 billion, an increase of ¥11.9 billion from the corresponding period in the prior year. This increase was resulted mainly from an increase of net income and effect of shifted settlements of trade notes and accounts from September to October that fell on Saturday 30th of September, 2006.

Net cash used in investing activities was ¥38.5 billion, an increase of ¥11.8 billion from the corresponding period in the prior year. Purchases of fixed assets increased due to increase in capital expenditures. In addition, proceeds from sales of property, plant, and equipment, and proceeds from sales of finance receivables decreased. Accordingly, net cash used in investing activities increased largely.

Net cash provided by financing activities was ¥7.3 billion, an increase of ¥7.8 billion from the corresponding period in the prior year. Although increased dividend payments and purchases of treasury stock increased, financing mainly by short-term borrowings increased net cash provided by financing activities.

As a result, including the effect of exchange rates changes on cash and cash equivalents, cash and cash equivalents at the end of September 2006 was ¥108.5 billion, an increase of ¥16.6 billion from the prior year-end.

3. Matter concerning profit allocation for this fiscal year

The Company resolved to pay ¥5 per share (¥25 per ADS) as the interim dividends at the Board of Directors Meeting held on November 7, 2006.

3. Prospects for the full fiscal year

The Company forecasts consolidated net sales for the year ending March 31, 2007 at ¥1,110.0 billion, up by ¥59.0 billion from the prior year. In the domestic market, the Company expects sales in Environmental Engineering to decrease largely and total domestic sales are expected to decrease slightly from the prior year. As for overseas markets, sales in Internal Combustion Engine and Machinery are expected to increase continuously.

The Company forecasts operating income of ¥125.0 billion, an increase of ¥11.5 billion from the prior year. An increase of sales in Internal Combustion Engine and Machinery, corporate-wide cost reduction, and weaker yen exchange rate are expected to contribute to an increase in operating income, while negative impacts related to Environmental Engineering, such as a decrease of sales resulted from non-nomination for public bidding and an increase of expenses for restructuring the segment put downward pressure on operating income.

The Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the full fiscal year to be ¥133.0 billion, a decrease of ¥7.4 billion from the prior year. The decrease is primarily due to the significant decrease in other income-net by an absence of the gain on nonmonetory exchange of securities (¥15.9 billion) recorded in the prior year. Accordingly, net income is forecast to be ¥78.0 billion, down ¥3.0 billion from the prior year. (These forecasts anticipate an exchange rate of ¥116=US$1.)

4. Risk Factors

The Company has several risks that may have a material effect on the Company’s consolidated results of operations and financial position. The descriptions of risks are as follows;

(1)	Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

(2)	Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

(3)	Difficulties associated with operating internationally may adversely affect net sales and profitability.

(4)	The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

(5)	Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

(6)	The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

(7)	Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

(8)	In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

(9)	The Company may be required to incur significant financial expenses if its products and services have serious defects.

(10)	The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

(11)	The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

(12)	The Company may be required to incur significant expenses relevant to asbestos-related issues.

(13)	The Company may experience a material effect on its consolidated results of operations and financial position if it faces issues related to compliance.

(14)	Damage by Natural Disasters.

For details, please refer to the Kubota’s latest annual report on Form 20-F filed with United States Securities and Exchange Commission.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2006		Six months ended Sept. 30, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	549,039	100.0	496,229	100.0	52,810	10.6	1,051,040	100.0
Cost of sales	383,132	69.8	350,672	70.7	32,460	9.3	747,380	71.1
Selling, general and administrative expenses	91,318	16.6	82,322	16.5	8,996	10.9	185,451	17.6
Loss from disposal and impairment of business and fixed assets	3,578	0.7	3,425	0.7	153	4.5	4,709	0.5

Operating income	71,011	12.9	59,810	12.1	11,201	18.7	113,500	10.8

Other income (expenses):
Interest and dividend income	10,207		6,670		3,537		14,355
Interest expense	(5,848)		(2,950)		(2,898)		(7,122)
Gain on sales of securities-net	880		1,680		(800)		4,703
Gain on nonmonetary exchange of securities	—		—		—		15,901
Other-net	477		174		303		(931)

Other income, net	5,716		5,574		142		26,906

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	76,727	14.0	65,384	13.2	11,343	17.3	140,406	13.4

Income taxes:
Current	22,795		20,748		2,047		34,433
Deferred	6,259		4,664		1,595		21,634

Total income taxes	29,054		25,412		3,642		56,067

Minority interests in earnings of subsidiaries	3,993		3,079		914		4,938

Equity in net income of affiliated companies	652		1,289		(637)		1,633

Net income	44,332	8.1	38,182	7.7	6,150	16.1	81,034	7.7

							(In yen)

Basic earnings per ADS (5 common shares):	171		147				311

Diluted earnings per ADS (5 common shares):	171		144				308

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen	)

	Sept. 30, 2006		Sept. 30, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	108,499		83,879		24,620	91,858
Notes and accounts receivable:
Trade notes	62,928		55,595		7,333	70,007
Trade accounts	241,068		218,970		22,098	242,865
Less : Allowance for doubtful receivables	(2,082)		(2,153)		71	(2,155)

Total receivables, net	301,914		272,412		29,502	310,717

Short-term finance receivables	88,648		54,612		34,036	79,116
Inventories	189,665		159,057		30,608	175,660
Other current assets	118,495		115,712		2,783	100,873

Total current assets	807,221	55.3	685,672	54.0	121,549	758,224	54.0

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	12,944		12,735		209	13,145
Other investments	221,201		197,384		23,817	236,629
Long-term finance receivables	141,538		108,623		32,915	124,509

Total investments and long-term finance receivables	375,683	25.7	318,742	25.1	56,941	374,283	26.6

Property, plant, and equipment:
Land	82,972		81,635		1,337	82,978
Buildings	204,486		197,455		7,031	203,985
Machinery and equipment	369,834		357,341		12,493	367,150
Construction in progress	7,395		8,523		(1,128)	6,236

Total	664,687		644,954		19,733	660,349
Accumulated depreciation	(439,408)		(425,417)		(13,991)	(433,977)

Net property, plant, and equipment	225,279	15.4	219,537	17.3	5,742	226,372	16.1

Other assets	52,813	3.6	46,099	3.6	6,714	46,523	3.3

Total	1,460,996	100.0	1,270,050	100.0	190,946	1,405,402	100.0

Consolidated Balance Sheets

(Unaudited)

Liabilities and Shareholders’ Equity	(In millions of yen)

	Sept. 30, 2006		Sept. 30, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	201,824		135,969		65,855	132,209
Trade notes payable	29,702		27,760		1,942	33,560
Trade accounts payable	203,131		163,558		39,573	186,901
Advances received from customers	7,637		5,613		2,024	7,311
Notes and accounts payable for capital expenditures	15,089		10,451		4,638	13,348
Accrued payroll costs	25,488		25,094		394	24,310
Accrued expenses	30,432		29,264		1,168	28,587
Income taxes payable	16,717		15,752		965	12,376
Other current liabilities	30,304		27,575		2,729	27,816
Current portion of long-term debt	37,493		30,750		6,743	50,020

Total current liabilities	597,817	40.9	471,786	37.1	126,031	516,438	36.7

Long-term liabilities:
Long-term debt	113,618		145,143		(31,525)	152,024
Accrued retirement and pension costs	48,569		60,889		(12,320)	53,633
Other long-term liabilities	42,918		8,310		34,608	47,925

Total long-term liabilities	205,105	14.1	214,342	16.9	(9,237)	253,582	18.0

Minority interests	32,517	2.2	26,317	2.1	6,200	28,898	2.1

Shareholders' equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	359,649		300,918		58,731	323,116
Accumulated other comprehensive income	73,761		60,652		13,109	86,769
Treasury stock	(4,612)		(724)		(3,888)	(160)

Total shareholders' equity	625,557	42.8	557,605	43.9	67,952	606,484	43.2

Total	1,460,996	100.0	1,270,050	100.0	190,946	1,405,402	100.0

Consolidated Statements of Comprehensive Income

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Year ended Mar. 31, 2006
Net income	44,332	38,182	81,034

Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	(2,275)	5,545	13,570
Unrealized gains (losses) on securities	(9,899)	27,892	45,017
Unrealized gains (losses) on derivatives	(834)	(292)	675

Other comprehensive income (loss)	(13,008)	33,145	59,262

Comprehensive income	31,324	71,327	140,296

Consolidated Statements of Shareholders’ Equity

(Unaudited)

Six months ended Sept. 30, 2006	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)
Net income					44,332
Other comprehensive loss						(13,008)
Cash dividends, ¥30 per ADS (5 common shares)					(7,799)
Purchases of treasury stock	(4,778)						(4,452)

Balance, Sept. 30, 2006	1,294,710	84,070	93,150	19,539	359,649	73,761	(4,612)

Six months ended Sept. 30, 2005	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Conversion of convertible bonds	15,360	5,914	5,887
Net income					38,182
Other comprehensive income						33,145
Cash dividends, ¥25 per ADS (5 common shares)					(6,504)
Purchases of treasury stock	(50)						(38)
Retirement of treasury stock					(20,947)		20,947

Balance, Sept. 30, 2005	1,315,723	84,070	93,150	19,539	300,918	60,652	(724)

Year ended Mar. 31, 2006	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Conversion of convertible bonds	15,360	5,914	5,887
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥45 per ADS (5 common shares)					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336

Balance, Mar. 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Consolidated Statements of Cash Flows

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Change	Year ended Mar. 31, 2006
Operating activities:
Net income	44,332	38,182	6,150	81,034
Depreciation and amortization	12,910	12,294	616	25,821
Reversal of accrued retirement and pension costs	(5,237)	(4,983)	(254)	(12,514)
Gain on sales of securities	(880)	(1,680)	800	(4,703)
Gain on nonmonetary exchange of securities	—	—	—	(15,901)
(Gain) loss on disposal of fixed assets	666	(836)	1,502	23
Equity in net income of affiliated companies	(652)	(1,289)	637	(1,633)
Deferred income taxes	6,259	4,664	1,595	21,634
Decrease in notes and accounts receivable	9,669	45,980	(36,311)	11,099
Increase in inventories	(13,822)	(765)	(13,057)	(11,736)
Increase in other current assets	(28,969)	(36,553)	7,584	(10,559)
Increase (decrease) in trade notes and accounts payable	13,037	(28,016)	41,053	(4,060)
Increase (decrease) in income taxes payable	4,302	3,422	880	(167)
Increase in other current liabilities	6,686	6,800	(114)	4,408
Other	(202)	(1,024)	822	5,111

Net cash provided by operating activities	48,099	36,196	11,903	87,857

Investing activities:
Purchases of fixed assets	(12,156)	(8,288)	(3,868)	(25,680)
Purchases of investments and change in advances	(1,212)	(3,489)	2,277	442
Proceeds from sales of property, plant, and equipment	1,060	4,229	(3,169)	5,568
Proceeds from sales of investments	1,254	2,755	(1,501)	8,499
Proceeds from sale of business	—	—	—	218
Increase in finance receivables	(86,678)	(61,106)	(25,572)	(142,393)
Collection of finance receivables	59,273	34,111	25,162	80,163
Proceeds from sales of finance receivables	—	4,885	(4,885)	11,753
Other	7	209	(202)	138

Net cash used in investing activities	(38,452)	(26,694)	(11,758)	(61,292)

Financing activities:
Proceeds from issuance of long-term debt	7,331	34,215	(26,884)	88,829
Repayments of long-term debt	(58,902)	(38,577)	(20,325)	(71,719)
Net increase in short-term borrowings	71,977	11,323	60,654	335
Cash dividends	(7,799)	(6,504)	(1,295)	(11,769)
Purchases of treasury stock	(4,455)	(58)	(4,397)	(14,898)
Other	(829)	(886)	57	(964)

Net cash provided by (used in) financing activities	7,323	(487)	7,810	(10,186)

Effect of exchange rate changes on cash and cash equivalents	(329)	301	(630)	916

Net increase in cash and cash equivalents	16,641	9,316	7,325	17,295
Cash and cash equivalents, beginning of period	91,858	74,563	17,295	74,563

Cash and cash equivalents, end of period	108,499	83,879	24,620	91,858

		(In millions of yen)

Notes:
Cash paid:
Interest	5,554	2,948	2,606	6,911
Income taxes	18,611	17,603	1,008	32,724

Consolidated Segment Information

(Unaudited)

(1) Information by Industry Segment

Six months ended Sept. 30, 2006							(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	394,566	83,878	24,082	46,513	549,039	—	549,039
Intersegment	8	451	180	7,632	8,271	(8,271)	—

Total	394,574	84,329	24,262	54,145	557,310	(8,271)	549,039

Cost of sales and operating expenses	323,654	74,564	28,267	51,888	478,373	(345)	478,028

Operating income (loss)	70,920	9,765	(4,005)	2,257	78,937	(7,926)	71,011

Six months ended Sept. 30, 2005							(In millions of yen	)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	343,432	82,536	23,576	46,685	496,229	—	496,229
Intersegment	22	543	37	6,488	7,090	(7,090)	—

Total	343,454	83,079	23,613	53,173	503,319	(7,090)	496,229

Cost of sales and operating expenses	282,992	76,871	25,623	53,176	438,662	(2,243)	436,419

Operating income (loss)	60,462	6,208	(2,010)	(3)	64,657	(4,847)	59,810

Year ended Mar. 31, 2006							(In millions of yen	)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	658,776	189,708	110,479	92,077	1,051,040	—	1,051,040
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	658,816	191,892	110,688	107,253	1,068,649	(17,609)	1,051,040

Cost of sales and operating expenses	555,687	172,637	106,475	105,073	939,872	(2,332)	937,540

Operating income	103,129	19,255	4,213	2,180	128,777	(15,277)	113,500

(2) Information by Geographic Segment

Six months ended Sept. 30, 2006						(In millions of yen	)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	289,274	168,603	91,162	549,039	—	549,039
Intersegment	133,790	4,251	2,835	140,876	(140,876)	—

Total	423,064	172,854	93,997	689,915	(140,876)	549,039

Cost of sales and operating expenses	376,707	154,590	81,579	612,876	(134,848)	478,028

Operating income	46,357	18,264	12,418	77,039	(6,028)	71,011

Six months ended Sept. 30, 2005						(In millions of yen	)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	291,921	138,761	65,547	496,229	—	496,229
Intersegment	117,306	3,118	1,881	122,305	(122,305)	—

Total	409,227	141,879	67,428	618,534	(122,305)	496,229

Cost of sales and operating expenses	365,478	128,563	59,864	553,905	(117,486)	436,419

Operating income	43,749	13,316	7,564	64,629	(4,819)	59,810

Year ended Mar. 31, 2006						(In millions of yen	)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	659,062	273,078	118,900	1,051,040	—	1,051,040
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—

Total	910,038	278,012	122,970	1,311,020	(259,980)	1,051,040

Cost of sales and operating expenses	807,788	257,080	111,547	1,176,415	(238,875)	937,540

Operating income	102,250	20,932	11,423	134,605	(21,105)	113,500

(3) Overseas Sales

Six months ended Sept. 30, 2006			(In millions of yen )

	North America	Other Areas	Total
Overseas sales	167,917	106,321	274,238
Consolidated net sales			549,039
Ratio of overseas sales to consolidated net sales	30.6%	19.3%	49.9%

Six months ended Sept. 30, 2005			(In millions of yen)

	North America	Other Areas	Total
Overseas sales	138,710	78,060	216,770
Consolidated net sales			496,229
Ratio of overseas sales to consolidated net sales	28.0%	15.7%	43.7%

Year ended Mar. 31, 2006			(In millions of yen )

	North America	Other Areas	Total
Overseas sales	271,329	148,900	420,229
Consolidated net sales			1,051,040
Ratio of overseas sales to consolidated net sales	25.8%	14.2%	40.0%

Fair Value of Other Investments

(Unaudited)

The Company classifies its holdings of marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheets. The following table presents cost, fair value, and net unrealized holding gains for securities by major security type at September 30, 2006, 2005, and March 31, 2006.

(In millions of yen)

	Sept. 30, 2006			Sept. 30, 2005			Mar. 31, 2006
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other investments (*):
Equity securities of financial institutions	37,025	141,360	104,335	21,758	122,562	100,804	37,208	153,697	116,489
Other equity securities	20,845	68,595	47,750	20,869	59,937	39,068	19,970	71,705	51,735
Other	—	—	—	3,200	3,204	4	—	—	—

Total	57,870	209,955	152,085	45,827	185,703	139,876	57,178	225,402	168,224

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥11,246 million, ¥11,681 million, and ¥11,227 million at September 30, 2006, 2005, and March 31, 2006, respectively.

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2006, of ¥118 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3. 121 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd.

Kubota Maison Co., Ltd.

Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.

	Overseas	Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation Kubota Baumaschinen GmbH Kubota Europe S.A.S.

4. 24 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	17 sales companies of farm equipment Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in 2).

2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The consolidated financial information for the prior period and the prior year has been reclassified to conform to the presentation for the six months ended September 30, 2006.

Consolidated Net Sales by Industry Segment

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2006		Six months ended Sept. 30, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	342,294	62.3	304,603	61.4	37,691	12.4	578,164	55.0

Domestic	123,327		126,445		(3,118)	(2.5)	240,722
Overseas	218,967		178,158		40,809	22.9	337,442

Construction Machinery	52,272	9.5	38,829	7.8	13,443	34.6	80,612	7.7

Domestic	13,252		12,264		988	8.1	26,559
Overseas	39,020		26,565		12,455	46.9	54,053

Internal Combustion Engine & Machinery	394,566	71.8	343,432	69.2	51,134	14.9	658,776	62.7

Domestic	136,579	24.8	138,709	28.0	(2,130)	(1.5)	267,281	25.4
Overseas	257,987	47.0	204,723	41.2	53,264	26.0	391,495	37.3

Pipes and Valves	64,473	11.8	62,456	12.6	2,017	3.2	150,559	14.3

Domestic	59,191		59,392		(201)	(0.3)	142,071
Overseas	5,282		3,064		2,218	72.4	8,488

Industrial Castings	19,405	3.5	20,080	4.0	(675)	(3.4)	39,149	3.7

Domestic	10,203		13,330		(3,127)	(23.5)	25,115
Overseas	9,202		6,750		2,452	36.3	14,034

Pipes, Valves & Industrial Castings	83,878	15.3	82,536	16.6	1,342	1.6	189,708	18.0

Domestic	69,394	12.7	72,722	14.6	(3,328)	(4.6)	167,186	15.9
Overseas	14,484	2.6	9,814	2.0	4,670	47.6	22,522	2.1

Environmental Engineering	24,082	4.4	23,576	4.8	506	2.1	110,479	10.5

Domestic	22,441	4.1	21,630	4.4	811	3.7	105,505	10.0
Overseas	1,641	0.3	1,946	0.4	(305)	(15.7)	4,974	0.5

Building Materials & Housing	9,072	1.7	8,412	1.7	660	7.8	13,512	1.3

Domestic	9,072		8,412		660	7.8	13,512

Other	37,441	6.8	38,273	7.7	(832)	(2.2)	78,565	7.5

Domestic	37,315		37,986		(671)	(1.8)	77,327
Overseas	126		287		(161)	(56.1)	1,238

Other	46,513	8.5	46,685	9.4	(172)	(0.4)	92,077	8.8

Domestic	46,387	8.5	46,398	9.3	(11)	(0.0)	90,839	8.7
Overseas	126	0.0	287	0.1	(161)	(56.1)	1,238	0.1

Total	549,039	100.0	496,229	100.0	52,810	10.6	1,051,040	100.0

Domestic	274,801	50.1	279,459	56.3	(4,658)	(1.7)	630,811	60.0
Overseas	274,238	49.9	216,770	43.7	57,468	26.5	420,229	40.0

Anticipated Consolidated Net Sales by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2007		Year ended Mar. 31, 2006		Change
	Amount	%	Amount	%	Amount	%
Domestic	263.0		267.3		(4.3)	(1.6)
Overseas	458.0		391.5		66.5	17.0

Internal Combustion Engine & Machinery	721.0	65.0	658.8	62.7	62.2	9.4

Domestic	165.0		167.2		(2.2)	(1.3)
Overseas	29.0		22.5		6.5	28.9

Pipes, Valves & Industrial Castings	194.0	17.5	189.7	18.0	4.3	2.3

Domestic	92.0		105.5		(13.5)	(12.8)
Overseas	7.0		5.0		2.0	40.0

Environmental Engineering	99.0	8.9	110.5	10.5	(11.5)	(10.4)

Domestic	95.0		90.8		4.2	4.6
Overseas	1.0		1.2		(0.2)	(16.7)

Other	96.0	8.6	92.0	8.8	4.0	4.3

Grand Total	1,110.0	100.0	1,051.0	100.0	59.0	5.6

Domestic	615.0	55.4	630.8	60.0	(15.8)	(2.5)
Overseas	495.0	44.6	420.2	40.0	74.8	17.8

Kubota Corporation

(Parent Company Only)

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors Meeting	Tuesday, November 7, 2006

(2) Payment date of interim dividends	Tuesday, December 5, 2006

(3) Results of operations	(In millions of yen except per ADS information)

	Six months ended Sept. 30, 2006	Change (*)	Six months ended Sept. 30, 2005	Change (*)	Year ended Mar. 31, 2006
Net sales	¥322,835	3.0%	¥313,573	10.4%	¥693,503

Operating income	¥34,735	17.0%	¥29,688	57.4%	¥74,766
% of net sales	10.8%		9.5%		10.8%

Ordinary income	¥38,471	21.9%	¥31,562	28.2%	¥81,032
% of net sales	11.9%		10.1%		11.7%

Net income	¥22,464	5.6%	¥21,273	4.9%	¥47,630
% of net sales	7.0%		6.8%		6.9%

Net income per ADS (5 common shares)	¥87	—	¥82	—	¥182

Notes to results of operations :

1. Weighted-average number of shares outstanding during the six months ended September 30, 2006	1,298,237,826
Weighted-average number of shares outstanding during the six months ended September 30, 2005	1,303,363,924
Weighted-average number of shares outstanding during the year ended March 31, 2006	1,304,491,173
2. (*) represents percentage change from the comparable previous period.

(4) Cash dividends

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2006	¥25
Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2005	¥20
Cash dividends per ADS (5 common shares) for the fiscal year ended March 31, 2006	¥50

(5) Financial position	(In millions of yen except per ADS information)

	Sept. 30, 2006	Sept. 30, 2005	Mar. 31, 2006
Total assets	¥905,989	¥848,535	¥922,838
Shareholders’ equity	¥485,208	¥452,249	¥484,759
Ratio of shareholders’ equity to total assets	53.6%	53.3%	52.5%
Shareholders’ equity per ADS (5 common shares)	¥1,873	¥1,718	¥1,864

Notes to financial position:

Number of shares outstanding as of September 30, 2006	1,295,073,809
Number of shares outstanding as of September 30, 2005	1,316,117,218
Number of shares outstanding as of March 31, 2006	1,299,845,909
Number of treasury stocks as of September 30, 2006	4,795,371
Number of treasury stocks as of September 30, 2005	1,051,962
Number of treasury stocks as of March 31, 2006	23,271

(6) Anticipated annual results of operations	(In millions of yen except per ADS information	)

Year ending Mar. 31, 2007
Net sales	¥702,000
Ordinary income	¥78,500
Net income	¥45,500
Annual dividends per ADS (5 common shares)	—
Net income per ADS (5 common shares)	¥176

Notes to anticipated results of operations for the year ending March 31, 2007 :

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of the parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Forecast of cash dividends per ADS is not disclosed.

4.	Please refer to page 8-10 for further information related to the anticipated results of operations mentioned above.

November 7, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 7, 2006 that the Company would pay interim dividend.

1. Details of interim dividend

1) Record date:	September 30, 2006

2) Interim dividend per ADS:	¥25

3) Date of payment:	December 5, 2006

4) Resource of interim dividend:	Retained earnings

2. Reasons for raising interim dividend

For the prior year, the Company raised the annual dividend per ADS from past ¥40 to ¥50. The Company decided to pay a half of the prior year’s annual dividend as interim dividend of this fiscal year.

(Reference)

(Unit: ¥ per ADS)

	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ending March 31, 2007)	¥25	Not yet determined	Not yet determined
The prior year (Year ended March 31, 2006)	¥20	¥30	¥50

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 4, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department